Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
FasTrack Pharmaceuticals, Inc.	Delaware
Semprae Laboratories, Inc.	Delaware
Novalere, Inc.	Delaware
Supplement Hunt, Inc.	Nevada
Prime Savings Club, Inc.	Nevada